UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ambarella, Inc.

(Exact name of the registrant as specified in its charter)

Cayman Islands	001-35667	98-0459628
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3001 Tasman Drive, Santa Clara, California	95054
(Address of principal executive offices)	(Zip code)

Michael Morehead, General Counsel (408) 734-8888

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 – Conflicts Minerals Disclosure and Report

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, Ambarella, Inc. (the “Company”) is filing a Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025, a copy of which is attached hereto as Exhibit 1.01.

A copy of this Specialized Disclosure Report on Form SD and the associated Conflict Minerals Report are publicly available through the Company’s website at: https://investor.ambarella.com/financial-information/sec-filings. The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is incorporated herein by reference.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.	Description

1.01	Ambarella, Inc.’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMBARELLA, INC.

Date: May 29, 2026	By:	/s/ Michael Morehead
Michael Morehead
General Counsel